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SEC FILE NUMER
8- 68551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StoneLiving Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1680 Michigan Avenue, Suite 700
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Geoffroy	(305) 619-3649	tgeoffroy@stonelivingsecurities.neet
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Geoffroy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to StoneLiving Securities LLC as of 03/31/26, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Digitally signed by: THOMAS GEOFROY
DN: CN = THOMAS GEOFROY email = tgeoffroy@chicagoatlantic.com C = US O = CHICAGO ATLANTIC
Date: 2026.06.29 13:16:11 -05'00'

Signature

Chief Executive Officer

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

StoneLiving Securities, LLC

Financial Statements
with Supplemental Information
March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Member
StoneLiving Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StoneLiving Securities, LLC (the "Company") as of March 31, 2026; the related statements of operations, changes in member's equity, and cash flows for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Computation of Net Capital Pursuant to SEC Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as StoneLiving Securities, LLC's auditor since 2011.
Chicago, Illinois
June 26, 2026

StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2026

Assets		
Cash	$	146,838
Prepaid expenses and other assets		6,934
Total assets	$	153,772
Liabilities and Member's Equity		
Liabilities - Accrued expenses	$	38,933
Member's Equity		114,839
Total liabilities and member's equity	$	153,772

See Notes to Financial Statements.

StoneLiving Securities, LLC

Statement of Operations
Year Ended March 31, 2026

Revenue	$ -
Expenses	
Professional fees	153,633
Regulatory and filing fees	12,491
Communication	8,793
Other	601
Total expenses	175,518
Net Loss	$ (175,518)

See Notes to Financial Statements.

StoneLiving Securities, LLC

Statement of Changes in Member's Equity
Year Ended March 31, 2026

Balance - Beginning of year	$	110,357
Net loss		(175,518)
Member's contributions		180,000
Balance - End of year	$	114,839

StoneLiving Securities, LLC

Statement of Cash Flows
Year Ended March 31, 2026

Cash Flows from Operating Activities	
Net loss	$ (175,518)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	
Change in prepaid expenses and other assets	29,318
Change in accrued expenses	31,266
Net cash used in operating activities	(114,934)
Cash Flows provided by Financing Activities - Member's contributions	180,000
Net Increase in Cash	65,066
Cash - Beginning of year	81,772
Cash - End of year	$ 146,838

StoneLiving Securities, LLC

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") a limited liability company formed pursuant to the Limited Liability Company Act of the State of Delaware is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Prior to July 18, 2025 there were two members of the Company. On July 18, 2025, pursuant to a Purchase Option Agreement dated February 9, 2025, the minority member, Chicago Atlantic BD Holdings, LLC acquired the remaining interest in the Company and became its sole member (the "Parent"). The Company provides investment banking services to closely held companies throughout the United States.

Aspects of the Limited Liability Company - As a limited liability company, the member's liability is limited to the capital invested. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is single member limited liability company and it is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes and California franchise taxes.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC- Registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance was effective for the Company on April 1, 2025. The Company, a single-member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

As of March 31, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

Cash - The Company maintains its cash in a bank account, the balance of which at times may exceed federally insured limits. The Company has not experienced any losses in such account.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - Investment banking revenue consists primarily of success-based advisory fees earned from providing merger and acquisition and other advisory services. Advisory arrangements generally represent a single performance obligation, as the services provided are highly interrelated and not separately identifiable. Advisory fees are typically contingent upon the successful completion of a transaction and therefore represent variable consideration. Revenue is recognized at a point in time upon the closing of the transaction or termination of the contract, when the performance obligation has been satisfied and collection is probable. Because advisory arrangements contain a single performance obligation, the transaction price is allocated entirely to that obligation. Significant judgment is required in determining the timing of satisfaction of performance obligations.

Management Estimates - The preparation of financial statements in conformity with GAAP (accounting principles generally accepted in the United States of America) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern - The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management acknowledges the operating results for the year ended March 31, 2026 were limited, yet not completely unexpected and therefore not detrimental to the Company's ability to continue as a going concern. Given this understanding, management has received assurances from the member that it has the wherewithal, and will, to infuse additional capital in the future should the Company need it to fund its operations.

Note 2 - Uniform Regulatory Requirements Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of member's capital. As of March 31, 2026, the Company had net capital of $107,905, of which $57,905 was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.0.

Note 2 - Uniform Regulatory Requirements Net Capital Rule (Continued)

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Note 3 – Segment Reporting

The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. As a result the financial statements and notes thereto are presented as a single reportable segment.

Since the Company operates in a single segment, the segment information is consistent with the financial statements. Therefore, no reconciliation is necessary. The CODM uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends or obtain additional capital. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's Chief Executive Officer serves as the CODM of the Company.

Note 4 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2026.

Note 5 - Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred through the date these financial statements were issued, and determined that there are no material events that would require recognition or disclosure in the Company's financial statements except for the below.

Effective April 1, 2026, the Company entered into an Expense Sharing Agreement with Chicago Atlantic BD Holdings, LLC (the "Agreement"). Pursuant to the Agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Supplemental Information

StoneLiving Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2026

Total Member's Capital	$	114,839
Deductions and/or Charges		
Non-allowable assets		6,934
Net capital		107,905
Net Capital Requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Excess net capital	$	57,905
Aggregate Indebtedness	$	38,933
Ratio of Aggregate Indebtedness to Net Capital		0.36 to 1

There are no material differences beteween the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 as of March 31, 2026.

StoneLiving Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2026

StoneLiving Securities, LLC (the "Company") does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of the SEC Release No. 34-70073.

Report of Independent Registered Public Accounting Firm

To the Member
StoneLiving Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which StoneLiving Securities, LLC (the "Company") stated that:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2026 without exception.

Management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
June 26, 2026

11

STONELIVING SECURITIES, LLC
EXEMPTION REPORT
SEC RULE 15c3-3

Year Ended March 31, 2026

StoneLiving Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

StoneLiving Securities, LLC

I, Thomas Geoffroy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Digitally signed by: THOMAS GEOFROY
DN: CN = THOMAS GEOFROY email = tgeoffroy@chicagoatlantic.com C = US O = CHICAGO ATLANTIC
Date: 2026.06.29 13:17:35 -05'00'

Title: CEO